April 20, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the "staff") of the Securities and Exchange Commission (the "Commission"), dated April 7, 2017 to Mr. John J. Stephens of AT&T Inc. (the "Company" or "we"). For your convenience, we have included the staff's comment herein and included our response accordingly.

The Company's response to the staff's comment is set forth below and revised disclosure has been included. The Company will include the additional disclosure in the next filing of the applicable form where disclosure would be appropriate.

Exhibit 13
Supplemental Operating Information, page 14
1.
As the financial measures included in this presentation combine the results of one reportable segment with portions of another reportable segment, they are not presented in accordance with ASC 280 and as a result these financial measures are non-GAAP measures. Accordingly, please revise your disclosure herein and in your earnings release to comply with Item 10(e) of Regulation S-K. Please provide us with your proposed disclosures.

Response:
In response to the staff's comment, we will modify future filings, beginning with our Form 10-Q for the quarter ended March 31, 2017, in accordance with Item 10(e) of Regulation S-K, including a reconciliation of the supplemental measures in a "Discussion and Reconciliation of Non-GAAP Measure" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. We will also modify the disclosures included with Exhibit 99.3 of our Form 8-K reporting on Item 2.02, in accordance with Item 10(e) to the extent applicable thereto, beginning with the quarter ended March 31, 2017.

We will reconcile our supplemental measures to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles by combining the results of our Consumer Mobility and Business Solutions segments, and then adjusting to remove non-wireless operations. An example, using our 2016 Form 10-K results, of this disclosure is as follows:

Discussion and Reconciliation of Non-GAAP Measure
We believe the following measure is relevant and useful information to investors as it is used by management as a method of comparing performance with that of many of our competitors. Supplemental measures should be considered in addition to, but not as a substitute of, our consolidated and segment financial information.

Supplemental Operational Measure
We provide a supplemental discussion of our domestic wireless operations that is calculated by combining our Consumer Mobility and Business Solutions segments, and then adjusting to remove non-wireless operations. The following table presents a reconciliation of our supplemental AT&T Mobility results.

For the year ended December 31, 2016	Consumer Mobility	Business Solutions	Adjustments[1]	AT&T Mobility
Operating Revenues
Wireless service	$27,536	$31,850	$-	$59,386
Fixed strategic services	-	11,389	(11,389)	-
Legacy voice and data services	-	16,364	(16,364)	-
Other service and equipment	-	3,615	(3,615)	-
Wireless equipment	5,664	7,770	-	13,434
Total Operating Revenues	33,200	70,988	(31,368)	72,820

Operating Expenses
Operations and support	19,659	44,330	(20,104)	43,885
EBITDA	13,541	26,658	(11,264)	28,935
Depreciation and amortization	3,716	9,832	(5,256)	8,292
Total Operating Expenses	23,375	54,162	(25,360)	52,177
Operating Income	9,825	16,826	(6,008)	20,643
Equity in Net Income (Loss) of Affiliates	-	-	-	-
Operating Contribution	$9,825	$16,826	$(6,008)	$20,643
[1] Non-wireless operations reported in Business Solutions segment

For the year ended December 31, 2015	Consumer Mobility	Business Solutions	Adjustments[1]	AT&T Mobility
Operating Revenues
Wireless service	$29,150	$30,687	$-	$59,837
Fixed strategic services	-	10,461	(10,461)	-
Legacy voice and data services	-	18,468	(18,468)	-
Other service and equipment	-	3,559	(3,559)	-
Wireless equipment	5,916	7,952	-	13,868
Total Operating Revenues	35,066	71,127	(32,488)	73,705

Operating Expenses
Operations and support	21,477	44,946	(20,634)	45,789
EBITDA	13,589	26,181	(11,854)	27,916
Depreciation and amortization	3,851	9,789	(5,527)	8,113
Total Operating Expenses	25,328	54,735	(26,161)	53,902
Operating Income	9,738	16,392	(6,327)	19,803
Equity in Net Income (Loss) of Affiliates	-	-	-	-
Operating Contribution	$9,738	$16,392	$(6,327)	$19,803
[1] Non-wireless operations reported in Business Solutions segment

Please let me know if you have additional comments.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer